

March 24, 2014

<u>Via E-mail</u>
David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503

   Re: **Motorcar Parts of America, Inc.**
      Form 10-K for the fiscal year ended March 31, 2013
      Filed June 17, 2013
      File No. 001-33861

Dear Mr. Lee:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Linda Cvrkel

             Linda Cvrkel
             Branch Chief